File No. 70-9123

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            FORM U-1
                  _____________________________
              POST - EFFECTIVE    AMENDMENT NO. 35
                               To
                     APPLICATION-DECLARATION
                              Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  _____________________________



    Entergy Corporation                  Entergy Power, Inc.
    639 Loyola Avenue                    20 Greenway Plaza
    New Orleans, LA 70113                Suite 1025
                                         Houston, TX 77046

    Entergy Enterprises, Inc.            Entergy Global Power
    20 Greenway Plaza                    Operations Corporation
    Suite 1025                           20 Greenway Plaza
    Houston, TX 77046                    Suite 1025
                                         Houston, TX 77046

    Entergy Nuclear, Inc.                Entergy Operations
    1340 Echelon Parkway                 Services, Inc.
    Jackson, MS 39213                    110 James Parkway West
                                         Suite 110
                                         St. Rose, LA 70087

    			Entergy Power Operations U.S., Inc.
    			20 Greenway Plaza
    			Suite 1025
                        Houston, TX 77046


            (Names of companies filing this statement
          and addresses of principal executive offices)
                  ____________________________

                       Entergy Corporation

        (Name of top registered holding company parent of each applicant or declarant)

                  _____________________________


                        Steven C. McNeal
                  Vice President and Treasurer
                       Entergy Corporation
                        639 Loyola Avenue
                      New Orleans, LA 70113


           (Names and addresses of agents for service)
                  _____________________________

         The Commission is also requested to send copies of any communications in connection with this matter to:


                        Steven C. McNeal
                  Vice President and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                      New Orleans, LA 70113


                      Mark W. Hoffman, Esq.
                     Entergy Services, Inc.
                        639 Loyola Avenue
                      New Orleans, LA 70113


                      Kent R. Foster, Esq.
                         Vice President
                     Entergy Services, Inc.
                          P.O. Box 8082
                      Little Rock, AR 72203


Item 1.   Description of Proposed Transactions

     A. Section IB of Item 1 of the Application-Declaration in this File, as previously amended, is hereby amended and restated to read in its entirety as follows:

     "B.  Issuance of Securities.

     To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy also requests an extension of its existing authorization for Non-utility Companies to issue and/or sell equity or debt securities, including common stock, LLC member interests, partnership and limited partnership interests, preferred stock or other preferred or equity-linked securities (collectively, "preferred securities"), short-term debt securities, such as promissory notes or commercial paper, and long-term debt securities (collectively, "Other Securities") to Entergy, to other Non-utility Companies or to non-associate companies, including banks, insurance companies, and other financial institutions.8 Entergy proposes that Other Securities be issued and sold by Non-utility Companies to Entergy, to other Non-utility Companies or to non-associate companies pursuant to the authorization requested herein in one or more transactions from time to time during the New Authorization Period.

     Such Other Securities will be subject to the following financing parameters:

     (1) The effective cost of money on long-term debt borrowings will not exceed the greater of (i) 500 basis points over the comparable-term U.S. Treasury securities or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     (2) The effective cost of money on short-term debt borrowings will not exceed the greater of (i) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     (3) The dividend rate on any series of preferred securities will not exceed the greater of (i) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of the series of preferred securities or (ii) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

Also, in the case of the issuance of any Other Securities that involve loans by Entergy or a Non-Utility Company to a Non-utility Company at interest rates and maturities designed to provide a return to the lending company in excess of its effective cost of capital, the borrowing Non-utility Company will not provide any services to any associate Non-utility Company except a company which meets one of the conditions for the rendering of services on a basis other than "at cost", as described above and in the June 1999 Order.

     In the event any Other Securities are issued, Entergy will include in the next certificate filed pursuant to Rule 24 in this
File substantially the same information as that required on Form
U-6B-2 with respect to such transaction.9 In addition, the outstanding principal amount of any such Other Securities that are issued during the New Authorization Period will be included in the $750 million Aggregate Authorization requested herein.

     The net proceeds from the issuance and sale of Other Securities would be used for general corporate purposes, including without limitation (1) for loans to and/or equity investments in Non-utility Companies; (2) for the repayment, refinancing or redemption of outstanding securities of Entergy or Non-utility Companies originally issued for purposes of acquiring interests in Non-utility Companies or providing funds for the authorized or permitted business activities of such companies; and (3) for working capital or other cash requirements of Non-utility Companies, provided that such net proceeds will only be applied to finance activities that are exempt under the Act or are otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, and provided further, that at the time of issuance of any Other Securities authorized by the Commission herein that are recourse to Entergy, directly or indirectly, the proceeds of which are to be used to invest in any Exempt Project, Entergy will be in compliance with Rule 53 (as modified by order of the Commission, dated June 13, 2000 (HCAR No. 27184)).10

     Entergy represents and agrees that no System operating company will incur any indebtedness, extend any credit, or sell or pledge its assets, directly or indirectly, to or for the benefit of any Non-utility Company, and that any Other Securities that may be issued by a Non-utility Company, and any Guarantees that may be issued by Entergy or a Non-utility Company, will not be recourse to any System operating company."



     B. Section II of Item 1 of the Application-Declaration in this File, as previously amended, is hereby amended and restated to read in its entirety as follows:

     "II. Compliance With Rules 53 and 54.

          The proposed transactions are subject to Section 32(h)(4) of the Act and Rule 54 thereunder. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and
(b) are satisfied. Specifically, Entergy and its subsidiary companies ("the Entergy System") have complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

     With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $1.9 billion) is equal to approximately 51.7% of Entergy's "consolidated retained earnings" as of September 30, 2002 (approximately $3.7 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of Eligible Facilities (as defined in Section 32 under the Act).

     Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to invest up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to be in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect of the capitalization and earnings of EWGs and FUCOs in which Entergy has an ownership interest upon the Entergy System was considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers for the following reasons:

     1. As of September 30, 2002, Entergy's aggregate investment in Exempt Projects is equal to 11% of Entergy's total consolidated capitalization, 11% of consolidated net utility plant and 21% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

     2. Entergy's consolidated retained earnings have grown by an average of 11% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through June 30, 2002).

     3. Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.

     4. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of September 30, 2002, Entergy's consolidated capitalization ratio was approximately 50.5% debt and approximately 49.5% equity, consisting of approximately 3.4% preferred stock and approximately 46.1% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

     5. Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

     Except to the extent otherwise authorized in the June 2000
Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53."

Item 5.        Procedure

     Item 5 of the Application-Declaration in this File, as previously amended, is hereby amended and restated to read in its entirety as follows:

     "Entergy respectfully requests that the Commission issue its order granting and permitting this Application-Declaration to become effective as soon as practicable, but in any event, no later than December 31, 2002.

     Entergy hereby (i) waives a recommended decision by a hearing officer or any other responsible officer of the Commission, (ii) agrees that the Division of Investment Management may assist in the preparation of the decision of the Commission, and (iii) requests that there be no waiting period between the issuance of the order of the Commission and the day on which such order is to become effective.

     Entergy proposes to continue to provide the Commission, on a quarterly basis, within 60 days after the end of each calendar quarter, a report pursuant to Rule 24, which shall continue to include the following: (1) balance sheets and income statements of Entergy for the three, six, or nine month period then ended;
(2) all payments of dividends out of capital or unearned surplus during the quarter; (3) information concerning the nature and extent of Administrative Services, Consulting Services and O&M Services provided by Entergy Enterprises and other Non-utility Companies during the quarter, identifying the customer company, the service and the charge, and stating whether the charge was computed at cost, market or pursuant to another method, which shall be specified; (4) information concerning the formation and capitalization of any New Subsidiaries during the quarter; (5) information concerning the formation and capitalization of any O&M Subs during the quarter; (6) information concerning the completion during the quarter of any consolidation or other reorganization of Entergy's ownership interests in Non-utility Companies and the organizational structure of Entergy's Non-utility Companies as of the end of such quarter; (7) information concerning any loans made by Entergy or Non-utility Companies to associate Non-utility Companies during the quarter that are not exempt under Rule 52(b), to the same extent such reporting is required by Rule 52(c); (8) information concerning the issuance of any Other Securities by Non-utility Companies during the quarter, to the same extent that such reporting is required by Rule 52(c); and (9) information concerning any Charter Amendments during the quarter.

     In addition to the foregoing, in the event that any New Subsidiary issues securities to any non-affiliate for the purpose of financing investments in Non-utility Companies, the quarterly reports filed pursuant to Rule 24 will include a representation that the financial statements of Entergy shall account for such New Subsidiary in accordance with generally accepted accounting principles and shall further disclose, with respect to each such New Subsidiary, (i) the name of the subsidiary; (ii) the value of Entergy's investment account in the subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by Entergy; (v) the type of corporate entity; (vi) the percentage owned by Entergy; (vii) the identification of other owners if not 100% owned by Entergy; (viii) the purpose of the investment in the subsidiary; and (ix) the amounts and types of securities to be issued by the subsidiary. Also, to the extent any securities are issued by any such New Subsidiary and are not set forth on the balance sheet of the issuer, the terms and conditions of the securities will be included in the applicable report filed under Rule 24. Entergy further states that, regardless if any duty to file is triggered, Entergy maintains sufficient internal controls to enable it to monitor the creation and use of any New Subsidiary."

Item 6.        Exhibits and Financial Statements.

     (a)  Exhibits:

          F    -    Opinion of Counsel





                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                              ENTERGY CORPORATION
                              ENTERGY ENTERPRISES, INC.
                              ENTERGY NUCLEAR, INC.
                              ENTERGY OPERATIONS SERVICES, INC.
                              ENTERGY GLOBAL POWER OPERATIONS
                                CORPORATION
                              ENTERGY POWER OPERATIONS U.S., INC.



                              By:  /s/ Steven C. McNeal
                                 Steven C. McNeal
                                 Vice President and Treasurer




                              ENTERGY POWER, INC.



                              By:  /s/ Steven C. McNeal
                                 Steven C. McNeal Treasurer





Dated: December 19, 2002



_______________________________
8 Issuances of securities generally are not subject to prior Commission approval under the Act pursuant to Rule 52(b), provided that the conditions of the rule are satisfied, including that the interest rate and maturity date of debt securities that are issued to associate companies are designed to parallel the effective cost of capital of the lending company. Under certain circumstances, however, it may be desirable for Entergy or a Non-utility Company to make a loan to a Non-utility Company at a rate of interest or with a maturity that does not provide a return equivalent to the lending company's cost of capital.

9 If an Energy-related Company issues Other Securities, it will also report such issuance to the Commission as required under Form U-9C-3.

10 In addition, to the extent such action is not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests that Non-utility Companies be permitted to modify the terms of their charters or other governing documents ("Charter Amendments") as necessary to effectuate the issuance of Other Securities. In the event that a Non-utility Company requiring such Charter Amendment is not wholly owned by Entergy, either directly or directly, Entergy represents that it will seek any requisite approvals or authorization from the other co-owners of such Non-utility Company to the extent required to effect such Charter Amendments. Entergy would describe the general terms of any Charter Amendment in the next quarterly certificate filed with the Commission pursuant to Rule 24 in this File.